                                                                   EXHIBIT 99.1

                     [Letterhead of K Capital Partners, LLC]

July 12, 2001

Chairman of the Board of Directors
Gyrodyne Company of America, Inc.
102 Flowerfield Street
St. James, NY 11780

To the Chairman of the Board of Directors of Gyrodyne:

K Capital Partners, LLC is pleased to express its interest in acquiring, subject to the conditions outlined in this letter, all of the outstanding equity of Gyrodyne Company of America, Inc. (the "Company"). Under our proposal, your current shareholders would have the option to receive either $19.00 per share in cash or a zero coupon bond with a face value of $32.00 per share with a balloon maturity four years from issuance. The issuance of the zero coupon bonds would be conditioned upon a sufficient number of shareholders electing that option so that bonds representing at least $5.0 million aggregate principal would be issued.

This proposal represents an opportunity for current shareholders to receive cash today at a substantial premium to the current market value of their shares or to delay receipt of that premium for an additional annualized return of 14% on their investment. The trading price of Gyrodyne stock has languished for the past three years as the market has waited for the real property owned by Gyrodyne to be developed and the value inherent in that property to be realized. If you accept our proposal, our plan would be to actively pursue the development of the property. As such, we believe that our proposal represents an attractive offer for the shareholders of Gyrodyne, who should be given the opportunity to either sell their shares at a premium for cash or participate through debt in the active development of the property.

In connection with your consideration of our proposal, you should also be aware that we have sufficient financing to support our proposal and that our proposal is not contingent on any change in the zoning applicable to the real property owned by Gyrodyne. Additionally, our proposal is not conditioned on definitive documentation providing for a break-up fee or similar protective measure, thereby facilitating evaluation by the Board of Directors of future proposals that may result in transactions that are superior to the Company's shareholders from a financial perspective.

This non-binding indication of interest is necessarily conditioned upon the completion of due diligence to our satisfaction, the execution of mutually satisfactory definitive agreements, and the approval of your Board of Directors. No contract or agreement will be deemed to exist and we will be under no legal obligation of any kind whatsoever with respect to an acquisition of the Company until the parties have executed a definitive agreement.

Chairman of the Board of Directors
Gyrodyne Company of America, Inc.
July 12, 2001
Page 2

We are hopeful that the Board of Directors will give serious consideration to our proposal and, when comparing our proposal with other strategic alternatives, will look to maximize the potential value to shareholders and minimize the material contingencies to consummating a beneficial transaction. In particular, we urge the Board to avoid conditioning any transaction on a material contingency that puts the likelihood of a closing at risk. We believe that the Board of Gyrodyne should pursue the strategic alternative that provides its shareholders with the best opportunity to maximize the value of their shares, whether that is K Capital Partners' proposal or a superior proposal from another party, should one be available.

We look forward to hearing your response to our proposal and initiating formal discussions concerning an acquisition transaction in line with our proposal. If you have not responded by July 20th, our proposal will expire.

Very truly yours,

K Capital Partners, LLC

By: /s/ Abner Kurtin
    ------------------------------
    Name: Abner Kurtin
    Title: Managing Partner

cc: Stephen V. Maroney, Chief Executive Officer
    Gyrodyne Company of America, Inc.